Wyrick Robbins Yates & Ponton LLP ATTORNEYS AT LAW 4101 Lake Boone Trail, Suite 300, Raleigh, NC 27607 PO Drawer 17803, Raleigh, NC 27619 P: 919.781.4000 F: 919.781.4865 www.wyrick.com

June 22, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention:  Vanessa Robertson and Kevin Vaughn

Re:  Cerecor Inc.

Form 10-K for the Fiscal Year Ended December 31, 2017

Filed April 2, 2018

Form 10-K/A for the Fiscal Year Ended December 31, 2017

Filed May 25, 2018

File No. 001-37590

Ladies and Gentlemen:

We write this letter on behalf of our client Cerecor Inc. (the “Company”) in response to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the above-captioned filings, as set forth in the Staff’s letter dated June 15, 2018 (“Staff’s Letter”).  For ease of review, we have set forth below in italics the comment of the Staff’s letter and have followed the comment with the Company’s response thereto.

Form 10-K/A for the Fiscal Year Ended December 31, 2017

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 83

1.              Please address the following regarding the disclosure you added to the amended Form 10-K which states that management concluded disclosure controls and procedures (DCP) were effective as of December 31, 2017:

•                  Please tell us how you determined that a conclusion that your internal control over financial reporting (ICFR) was not effective as of December 31, 2017, did not impact your conclusion regarding the effectiveness of your DCP, as defined in Exchange Act Rules 13a-15(e) and 15d-15(e). Please refer to SEC Release No. 33-8238, Final Rule: Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, which states that disclosure controls and procedures will include those components of internal control over financial reporting that provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles.

•                  Please explain how you determined that the material weaknesses in your ICFR was not one of the components of ICFR that is also included in disclosure controls and procedures.

•                  Explain how you concluded that your DCP were effective as of December 31, 2017 but were not effective as of March 31, 2018.

The Company acknowledges the Staff’s comment and the statements in SEC Release No. 33-8238. The Company’s management determined that the Company’s DCP were effective as of December 31, 2017, notwithstanding the existence of a material weakness identified in its ICFR, based primarily on: (1) the weakness in ICFR being related only to the safeguarding and not the reporting of assets; and (2) the limited nature and volume of transactions effected by the material weakness.

As disclosed in the Company’s Form 10-K filed on April 2, 2018 and Form 10-K/A filed on May 25, 2018, the Company’s management had previously determined that the Company’s internal controls did not operate effectively to prevent or timely detect an unauthorized cash disbursement during the fiscal year ended December 31, 2017 (the “Covered Period”).

The material weakness was detected after one unauthorized cash disbursement during the Covered Period, and it was detected by Company personnel well before the preparation of the Company’s next required SEC filing involving its DCP. Promptly after identifying the unauthorized cash disbursement, the Company, with the assistance of outside counsel and its auditors, Ernst & Young LLP, analyzed the situation, including where it fit in the analyses of weaknesses in both ICFR and DCP, and also implemented timely and effective remedial actions to fix the material weakness identified. The Company also audited all cash disbursements made during the Covered Period and determined that this was an isolated incident. Remediation of the material weakness, as outlined in the Company’s Form 10-Q for the quarter ended March 31, 2018, were completed during the first quarter of 2018.

The Company has again reviewed Exchange Act Rules 13a-15(e) and 15d-15(e) and the SEC Release No. 33-8238, Final Rule: Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports (“Adopting Release”).  The Company acknowledges that there is substantial overlap between a company’s DCP and its ICFR.  However, as noted above the Company maintains that the material weakness identified in its ICFR does not fall into the elements of its DCP.

The Adopting Release, in part, says “…there are both some elements of disclosure controls and procedures that are not subsumed by internal controls over financial reporting and sole elements of internal control that are not subsumed by the definition of disclosure controls and procedures.”  It goes on to say: “For example, a company might have developed internal control over financial reporting that includes as a component of safeguarding of assets dual signature requirements or limitations on signature authority on checks. That company could nonetheless determine that this component is not a part of disclosure controls and procedures.”

The Company views its material weakness in a similar light to the example given in the Adopting Release, with the former involving verification of wire transfer instructions and the latter restricting issuance of checks. The weakness identified was a part of safeguarding assets, and did not involve the reporting of such assets. The material weakness did not affect the controls and procedures of the Company that were designed to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summaries and reported, within the time periods specified in the

SEC’s rules and forms. Therefore, the identified material weakness in ICFR is not one of the components included in the Company’s DCP.

The last bullet point of the Staff’s Letter identifies a discrepancy in the disclosure covering the Covered Period appearing in the Company’s Form 10-K and 10-K/A, on the one hand, and the disclosure covering the Company’s quarter ended March 31, 2018 appearing in the Company’s Form 10-Q, on the other. The Company acknowledges the Staff’s comment and will amend its Form 10-Q for the quarter ended March 31, 2018 to conform to the disclosure appearing in its Form 10-K for the Covered Period.  Based on our telephone conversation with Vanessa Robertson of the Staff on June 20, 2018, the Company will wait to amend its Form 10-Q until after the Staff has responded to this letter.

*  *  *  *  *

The Company respectfully submits that the foregoing discussion is appropriately responsive to the Staff’s comment.  If the Staff has any further comments, please direct them to the undersigned.

Sincerely,

/s/ Donald R. Reynolds
Donald R. Reynolds

cc: Mariam Morris, Chief Financial Officer, Cerecor Inc.